Exhibit 99.4

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News release…

Date: 22 October 2003
Ref: PR323q

Third Quarter 2003 Production Report

•	Iron ore – Hamersley's shipments in the third quarter of 2003 were marginally below the record shipments made in the same period of 2002. The market remains strong. Production was up four per cent in advance of scheduled maintenance in the fourth quarter. Robe River shipments continued to benefit from the ramp up of West Angelas.

•	Aluminium – Production was one per cent higher than the third quarter of 2002. Anode quality issues that have affected Boyne Island production in the second and third quarters have been resolved and production at Tiwai Point improved as cells were returned to operation following resumption of spot power purchases.

•	Australian & Indonesian Coal – Production was four per cent lower than the third quarter of 2002. Attributable Coal & Allied production was seven per cent lower than the third quarter of 2002 and four per cent lower than the second quarter of this year reflecting alignment of production with market demand. Pacific Coal production was 17 per cent higher than the corresponding period of last year as a result of the first production from the new Hail Creek coking coal mine and increased domestic sales from Tarong.

•	US Coal – Production was eight per cent above the third quarter of 2002 which was affected by heavy rain.

•	Mined copper - Production was three per cent above the third quarter of 2002. Increased production from Escondida following commissioning of the Laguna Seca concentrator and higher grades and throughput at Bingham Canyon were partially offset by lower grades at Grasberg and the effect of the disposal of Rio Tinto’s 25 per cent interest in the Alumbrera mine which was completed in March 2003.

•	Diamonds – The process plant ramp-up at Diavik continued ahead of schedule and grades are increasing as mining moves into the ore body proper. Production at Argyle returned to more normal levels following the extended maintenance shutdown in June.

•	Mined gold – Production was 22 per cent below the third quarter of 2002 principally due to the disposal of Peak and Alumbrera and the processing of lower grade ore at Kelian.

•	Industrial Minerals – Production of titanium dioxide feedstock was 14 per cent below the third quarter of 2002 owing to softer demand. Borates production was in line with the previous quarter.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

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For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 408 360 101

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Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
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Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 408 360 764

Website: www.riotinto.com

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RIO TINTO PRODUCTION SUMMARY

RIO TINTO SHARE OF PRODUCTION

			QUARTER		NINE MONTHS			% CHANGE

							Q3 03	Q3 03	9 Mths 03
		2002	2003	2003			vs	vs	vs
Principal Commodities		Q3	Q2	Q3	2002	2003	Q2 03	Q3 02	9 Mths 02

Alumina	('000 t)	487	495	500	1,468	1,488	1%	3%	1%
Aluminium	('000 t)	202.0	198.5	204.9	587.0	606.2	3%	1%	3%
Borates	('000 t)	132	143	142	393	425	0%	8%	8%
Coal - Australian and Indonesian	('000 t)	10,712	10,450	10,319	32,585	31,243	-1%	-4%	-4%
Coal - US	('000 t)	25,385	26,944	27,391	77,257	79,759	2%	8%	3%
Copper - mined	('000 t)	214.4	231.6	221.4	643.3	684.1	-4%	3%	6%
Copper - refined	('000 t)	99.0	69.2	93.1	311.8	258.4	35%	-6%	-17%
Diamonds	('000 cts)	9,046	6,560	10,588	23,656	24,304	61%	17%	3%
Gold - mined	('000 ozs)	890	765	691	2,321	2,221	-10%	-22%	-4%
Gold - refined	('000 ozs)	123	65	66	383	227	2%	-46%	-41%
Iron ore	('000 t)	24,087	25,623	25,826	68,194	74,616	1%	7%	9%
Titanium dioxide feedstock	('000 t)	309	319	265	955	873	-17%	-14%	-9%

Other Metals & Minerals

Bauxite	('000 t)	2,984	3,236	3,018	8,724	9,213	-7%	1%	6%
Lead - mined	('000 t)	12.7	11.5	12.0	30.6	33.4	4%	-6%	9%
Molybdenum	('000 t)	1.7	1.1	1.2	4.7	3.5	9%	-29%	-26%
Nickel in matte	(tonnes)	510	523	1,284	3,863	4,426	146%	152%	15%
Nickel - refined	(tonnes)	987	830	1,029	2,765	2,463	24%	4%	-11%
Salt	('000 t)	1,223	1,124	1,420	3,411	3,513	26%	16%	3%
Silver - mined	('000 ozs)	4,427	4,410	4,983	12,938	13,353	13%	13%	3%
Silver - refined	('000 ozs)	1,178	644	691	3,072	2,310	7%	-41%	-25%
Talc	('000 t)	341	328	350	1,009	1,036	7%	3%	3%
Tin	(tonnes)	—	24	16	159	40	-32%	—	-74%
Uranium	(tonnes)	1,353	1,484	1,395	3,644	3,752	-6%	3%	3%
Zinc - mined	('000 t)	24.7	29.0	26.8	69.9	82.6	-8%	9%	18%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the nine month figures.

RIO TINTO QUARTERLY PRODUCTION	Page 3

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RIO TINTO SHARE OF PRODUCTION

			3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	Interest		2002	2002	2003	2003	2003	2002	2003

ALUMINA
Production ('000 tonnes)
Eurallumina	56%		145	142	139	136	150	425	426
Queensland Alumina	39%		342	337	354	358	350	1,043	1,062

Rio Tinto total alumina production			487	479	493	495	500	1,468	1,488

ALUMINIUM
Refined production ('000 tonnes)
Anglesey	51%		17.6	18.1	18.3	18.3	18.3	52.9	54.9
Bell Bay	100%		41.6	42.1	40.7	41.8	42.3	121.8	124.8
Boyne Island (a)	59%		77.3	79.4	77.7	75.7	76.9	215.2	230.2
Tiwai Point	79%		65.6	68.8	66.1	62.7	67.5	197.1	196.3

Rio Tinto total aluminium production			202.0	208.4	202.7	198.5	204.9	587.0	606.2

BAUXITE
Production ('000 tonnes)
Boké	4%		121	118	58	179	123	364	360
Weipa	100%		2,863	2,882	2,901	3,057	2,895	8,359	8,853

Rio Tinto total bauxite production			2,984	3,000	2,958	3,236	3,018	8,724	9,213

BORATES
Borates ('000 tonnes B2O3 content)
Rio Tinto total borate production	100%		132	136	139	143	142	393	425

COAL		Coal
Australian coal operations ('000 tonnes)		type
Coal & Allied Industries (b):
Bengalla	30%	S	359	459	393	538	340	1,127	1,271
Hunter Valley Operations	76%	S	1,791	1,716	1,789	1,617	1,535	5,040	4,941
	76%	M	465	640	606	609	663	1,892	1,878
Mount Thorley Operations	61%	S	363	386	309	219	252	1,065	780
	61%	M	229	221	216	200	223	852	639
Moura (c)	0%	S	—	—	—	—	—	407	—
	0%	M	—	—	—	—	—	552	—
Narama (c)	0%	S	—	—	—	—	—	135	—
Ravensworth East (c)	0%	S	—	—	—	—	—	281	—
Warkworth	42%	S	582	787	688	484	510	1,799	1,682
	42%	M	66	18	47	71	53	213	171
Pacific Coal:
Blair Athol Coal	71%	S	2,407	2,030	2,237	1,857	2,599	6,383	6,693
Hail Creek Coal	92%	M	—	—	—	—	204	—	204
Kestrel Coal	80%	S	274	494	285	320	263	854	867
	80%	M	383	536	366	459	332	1,389	1,157
Tarong Coal	100%	S	1,254	1,695	1,451	1,738	1,635	3,990	4,825

Total Australian coal			8,172	8,981	8,386	8,112	8,608	25,979	25,107

Indonesian coal operations ('000 tonnes)
Kaltim Prima Coal (d)	50%	S	2,540	2,264	2,088	2,338	1,711	6,606	6,137

US coal operations ('000 tonnes)
Kennecott Energy
Antelope	100%	S	6,452	6,457	6,233	6,648	7,130	17,862	20,011
Colowyo (e)	100%	S	1,229	1,174	1,110	1,194	1,093	3,715	3,396
Cordero Rojo	100%	S	7,474	9,160	8,187	8,535	7,448	25,564	24,170
Decker	50%	S	1,196	1,198	679	730	1,068	3,313	2,476
Jacobs Ranch	100%	S	7,315	8,007	7,402	7,544	8,767	20,777	23,712
Spring Creek	100%	S	1,719	2,067	1,814	2,293	1,887	6,026	5,995

Total US coal			25,385	28,063	25,424	26,944	27,391	77,257	79,759

Rio Tinto total coal production			36,097	39,307	35,899	37,394	37,710	109,842	111,003

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site. Key to coal type: S = Steaming/ thermal coal, M = Metallurgical/ coking coal.

See footnotes on page 7.

RIO TINTO QUARTERLY PRODUCTION	Page 4

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RIO TINTO SHARE OF PRODUCTION (continued)

		3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	Interest	2002	2002	2003	2003	2003	2002	2003

COPPER
Mine production ('000 tonnes)
Alumbrera (f)	0%	11.5	13.9	8.7	—	—	37.0	8.7
Bingham Canyon	100%	64.4	69.0	64.8	67.8	77.6	191.2	210.2
Escondida	30%	47.9	68.7	74.4	79.8	73.4	157.6	227.7
Grasberg - FCX (g)	13%	30.0	30.1	27.3	28.0	21.5	77.4	76.8
Grasberg - Joint Venture (g)	40%	39.6	40.9	33.7	34.5	28.9	107.1	97.2
Neves Corvo	49%	8.5	9.5	11.0	9.9	7.5	28.3	28.4
Northparkes	80%	6.7	6.1	5.7	5.4	5.4	24.6	16.5
Palabora	49%	6.0	5.6	5.5	6.1	7.0	20.1	18.7

Rio Tinto total mine production		214.4	243.8	231.1	231.6	221.4	643.3	684.1

Refined production ('000 tonnes)
Atlantic Copper (g)	14%	10.2	10.5	10.1	10.3	8.6	31.0	29.0
Escondida	30%	9.3	10.0	10.7	11.0	11.2	31.6	32.9
Kennecott Utah Copper	100%	68.1	74.6	67.4	38.5	64.8	219.1	170.7
Palabora	49%	11.3	10.0	7.8	9.4	8.5	30.1	25.8

Rio Tinto total refined production		99.0	105.1	96.0	69.2	93.1	311.8	258.4

DIAMONDS
Production ('000 carats)
Argyle (h)	100%	9,013	9,936	6,909	6,004	9,690	23,567	22,603
Diavik	60%	—	—	247	512	880	—	1,639
Merlin	100%	33	28	—	44	18	90	62

Rio Tinto total diamond production		9,046	9,964	7,156	6,560	10,588	23,656	24,304

GOLD
Mine production ('000 ounces)
Alumbrera (f)	0%	40	48	31	—	—	140	31
Barneys Canyon	100%	16	10	9	10	10	65	29
Bingham Canyon	100%	103	89	67	67	79	323	213
Cortez/Pipeline	40%	101	102	127	102	100	330	329
Escondida	30%	7	11	11	13	16	27	40
Grasberg - FCX (g)	13%	131	103	89	132	107	252	327
Grasberg - Joint Venture (g)	40%	208	227	163	241	223	435	626
Greens Creek	70%	18	18	16	19	17	55	53
Kelian	90%	158	109	166	112	71	376	349
Lihir	16%	22	27	21	21	21	71	64
Morro do Ouro	51%	30	27	25	27	24	88	77
Northparkes	80%	9	7	8	7	9	26	24
Peak (f)	0%	30	20	20	—	—	77	20
Rawhide	51%	9	10	7	9	9	32	25
Rio Tinto Zimbabwe	56%	5	4	3	4	3	17	11
Others	—	2	2	1	2	2	6	5

Rio Tinto total mine production		890	814	765	765	691	2,321	2,221

Refined production ('000 ounces)
Kennecott Utah Copper	100%	123	105	96	65	66	383	227

IRON ORE
Production ('000 tonnes)
Channar	60%	1,454	1,940	1,699	1,465	1,628	4,417	4,792
Corumbá	100%	282	271	221	282	292	587	795
Hamersley	100%	15,711	13,121	13,616	15,900	16,079	44,442	45,595
Iron Ore Company of Canada (i) (j)	59%	1,296	1,868	1,816	2,126	2,220	5,300	6,161
Robe River	53%	5,345	5,558	5,815	5,851	5,607	13,448	17,273

Rio Tinto total mine production		24,087	22,757	23,167	25,623	25,826	68,194	74,616

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.

See footnotes on page 7.

RIO TINTO QUARTERLY PRODUCTION	Page 5

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RIO TINTO SHARE OF PRODUCTION (continued)

		3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	Interest	2002	2002	2003	2003	2003	2002	2003

LEAD
Mine production ('000 tonnes)
Greens Creek	70%	3.5	3.8	3.8	4.0	4.0	11.9	11.7
Zinkgruvan	100%	9.2	6.0	6.2	7.5	8.0	18.7	21.7

Rio Tinto total mine production		12.7	9.8	10.0	11.5	12.0	30.6	33.4

MOLYBDENUM
Mine production ('000 tonnes)
Bingham Canyon	100%	1.7	1.4	1.2	1.1	1.2	4.7	3.5

NICKEL
Nickel in matte (tonnes)
Fortaleza	100%	510	2,410	2,619	523	1,284	3,863	4,426

Toll refined metal production (tonnes)
Rio Tinto Zimbabwe - Empress	56%	987	829	604	830	1,029	2,765	2,463

SALT
Production ('000 tonnes)
Dampier Salt	65%	1,223	1,255	970	1,124	1,420	3,411	3,513

SILVER
Mine production ('000 ounces)
Bingham Canyon	100%	866	841	762	808	873	2,822	2,443
Escondida	30%	182	259	315	360	375	635	1,050
Grasberg - FCX (g)	13%	233	219	236	255	207	585	698
Grasberg - Joint Venture (g)	40%	264	470	111	229	320	572	660
Greens Creek	70%	1,955	1,724	1,750	1,968	2,472	5,943	6,191
Zinkgruvan	100%	545	383	363	447	460	1,171	1,270
Others	—	383	372	422	343	275	1,209	1,041

Rio Tinto total mine production		4,427	4,269	3,960	4,410	4,983	12,938	13,353

Refined production ('000 ounces)
Kennecott Utah Copper	100%	1,178	965	975	644	691	3,072	2,310

TALC
Production ('000 tonnes)
Luzenac Group	99.9%	341	318	358	328	350	1,009	1,036

TIN
Mine production (tonnes)
Neves Corvo	49%	—	11	—	24	16	159	40

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium	100%	309	319	290	319	265	955	873

URANIUM
Production (tonnes U3O8)
Energy Resources of Australia	68%	773	977	859	1,019	775	2,092	2,653
Rössing	69%	580	335	14	465	620	1,552	1,099

Rio Tinto total uranium production		1,353	1,311	873	1,484	1,395	3,644	3,752

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site. The nickel in matte production reflects the contained tonnage of nickel.

See footnotes on page 7.

RIO TINTO QUARTERLY PRODUCTION	Page 6

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RIO TINTO SHARE OF PRODUCTION (continued)

		3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	Interest	2002	2002	2003	2003	2003	2002	2003

ZINC
Mine production ('000 tonnes)
Greens Creek	70%	11.1	11.9	12.1	13.4	11.7	34.9	37.2
Zinkgruvan	100%	13.6	12.9	14.7	15.6	15.1	35.1	45.4

Rio Tinto total mine production		24.7	24.8	26.8	29.0	26.8	69.9	82.6

(a)	Rio Tinto acquired an approximately 5% additional interest in production from the Boyne Island smelter with effect from August 2002.
(b)	Rio Tinto increased its stake in Coal & Allied from 72.7% to 75.7% on 17 September 2002.
(c)	On 14 March 2002, Coal & Allied completed the sale of its interests in Narama and Ravensworth. Coal & Allied sold its interest in the Moura coal mine with effect from 24 May 2002. Production data are shown up to the dates of sale.
(d)	Rio Tinto had a 50% share in Kaltim Prima and, under the terms of its Coal Agreement, the Indonesian Government is entitled to a 13.5% share of Kaltim Prima's production. Rio Tinto's share of production shown is before deduction of the Government share. Rio Tinto completed the sale of its 50% interest in PT Kaltim Prima Coal on 10 October 2003.
(e)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.
(f)	Rio Tinto completed the sale of its 25% interest in Minera Alumbrera together with its wholly owned Peak Gold Mine on 17 March 2003. Production data are shown up to the date of sale.
(g)	Through its interest in Freeport-McMoRan-Copper & Gold (FCX), Rio Tinto had, as of 30 September 2003, a 12.7% share in the Grasberg mine and a 14.0% share in Atlantic Copper. Rio Tinto's holding in FCX reduced from 16.4% to 14.0% during the third quarter of 2003 due primarily to the conversion of FCX debentures into equity. Through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40% of additional material mined as a consequence of expansions of the Grasberg facilities since 1998.
(h)	Rio Tinto's interest in the Argyle Diamond mine increased from 99.8% to 100% on 29 April 2002, following the purchase of the outstanding units in the Western Australian Diamond Trust.
(i)	Rio Tinto owns 20.3% of the Labrador Iron Ore Royalty Income Fund. The Fund has a shareholding in Iron Ore Company of Canada but this has not been included in the calculation of tonnage attributable to Rio Tinto.
(j)	Rio Tinto increased its shareholding in Iron Ore Company of Canada from 56.1% to 58.7% on 20 December 2002.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods.

RIO TINTO QUARTERLY PRODUCTION	Page 7

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OPERATIONAL DATA

	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	2002	2002	2003	2003	2003	2002	2003

ALUMINIUM

Rio Tinto Aluminium (a)

Total production at Rio Tinto's aluminium operations: Weipa (Rio Tinto 100%) in Queensland, Australia; Boké (Rio Tinto 4%) in Guinea; Eurallumina (Rio Tinto 56.2%) in Sardinia, Italy; Queensland Alumina (Rio Tinto 38.6%) in Queensland, Australia; Anglesey Aluminium (Rio Tinto 51%) in the UK; Bell Bay (Rio Tinto 100%) in Tasmania, Australia; Boyne Island (Rio Tinto 59.4% (b) ) in Queensland, Australia and Tiwai Point (Rio Tinto 79.4%) in New Zealand.

(100% basis)
Weipa mine
Beneficiated bauxite production ('000 tonnes)	2,863	2,882	2,901	3,057	2,895	8,359	8,853
Metal grade bauxite shipments ('000 tonnes)	2,737	2,882	2,778	2,768	2,709	8,250	8,255
Calcined bauxite production ('000 tonnes)	22	30	41	49	42	112	132
Boké mine
Bauxite production ('000 tonnes)	3,176	3,124	2,365	3,077	2,970	8,917	8,412
Eurallumina refinery
Alumina production ('000 tonnes)	259	253	248	243	267	757	758
Queensland Alumina refinery
Alumina production ('000 tonnes)	884	873	916	928	906	2,701	2,750
Anglesey Aluminium smelter
Primary aluminium production ('000 tonnes)	34.4	35.6	35.8	35.9	35.9	103.8	107.6
Bell Bay smelter
Primary aluminium production ('000 tonnes)	41.6	42.1	40.7	41.8	42.3	121.8	124.8
Boyne Island smelter (b)
Primary aluminium production ('000 tonnes)	133.1	131.8	129.7	129.0	128.5	388.4	387.1
Tiwai Point smelter
Primary aluminium production ('000 tonnes)	84.3	84.7	83.3	78.2	85.0	249.2	246.6
Sales of primary aluminium ('000 tonnes) (c)	189.4	203.4	191.1	210.6	205.1	581.9	606.9

(a) From 1 June 2003, management of Rio Tinto's 51% interest in Angelsey Aluminium was transferred to the Aluminium product group from the Copper product group.
(b) Rio Tinto acquired an approximately 5% additional interest in production from the Boyne Island smelter with effect from August 2002.
(c) Rio Tinto's share of sales of primary metal from its four smelting operations.

Bauxite production at the Weipa mine in the third quarter of 2003 was approximately 5% lower than in the previous quarter due to scheduled plant maintenance.

Process stability at the Eurallumina refinery in the third quarter of 2003 resulted in higher production than in previous quarters. Production from Queensland Alumina in the third quarter was affected by an unexpected power outage in July.

Aluminium production for the third quarter of 2003 from the Boyne Island smelter was lower than in the second quarter of 2003 due to the effect of the continuing instability of lines 1 and 2 resulting from anode quality. The anode quality has been rectified and the potlines are now stable. Cells in circuit at Boyne Island are expected to return to normal levels by the end of October. Aluminium production at the Tiwai Point smelter improved in the third quarter as cells returned to operation after the resumption of spot power purchases in June 2003. By the end of the third quarter, cells in circuit at Tiwai Point were restored to normal levels of operation.

Aluminium sales in the third quarter of 2003 were lower than in the second quarter due to increased in-transit metal and because sales in the second quarter included some deferred sales from the first quarter.

BORATES

Rio Tinto Borax

Total production at the Boron mine (Rio Tinto 100%) in California, US and at the Tincalayu, Sijes, Porvenir and Maggie mines (Rio Tinto 100%) in Argentina.

(100% basis)
Borates ('000 tonnes) (a)	132	136	139	143	142	393	425

(a)   Production is expressed as B2 O3 content.

Production in the third quarter of 2003 was the same as in the previous quarter and 8% higher than in the equivalent period of 2002.

RIO TINTO QUARTERLY PRODUCTION	Page 8

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OPERATIONAL DATA

	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	2002	2002	2003	2003	2003	2002	2003

COAL

Coal & Allied Industries Limited (a)

Total production and sales from the mines operated by Coal & Allied Industries in Australia: Bengalla (Rio Tinto 30%); Hunter Valley Operations (Rio Tinto 76%); Mount Thorley Operations (Rio Tinto 61%); and Warkworth (Rio Tinto 42%), all in New South Wales.

(100% basis)
Bengalla mine
Thermal coal production ('000 tonnes)	1,228	1,517	1,298	1,776	1,122	3,868	4,196
Hunter Valley Operations
Thermal coal production ('000 tonnes)	2,448	2,266	2,363	2,136	2,028	6,917	6,526
Semi-soft coking coal production ('000 tonnes)	636	845	800	805	875	2,598	2,480
Mount Thorley Operations
Thermal coal production ('000 tonnes)	621	637	510	361	416	1,828	1,287
Semi-soft coking coal production ('000 tonnes)	392	365	356	330	369	1,462	1,055
Moura mine (b)
Thermal coal production ('000 tonnes)	—	—	—	—	—	1,018	—
Semi-soft coking coal production ('000 tonnes)	—	—	—	—	—	954	—
Coking coal production ('000 tonnes)	—	—	—	—	—	427	—
Narama mine (b)
Thermal coal production ('000 tonnes)	—	—	—	—	—	370	—
Ravensworth East mine (b)
Thermal coal production ('000 tonnes)	—	—	—	—-	—	387	—
Warkworth mine
Thermal coal production ('000 tonnes)	1,430	1,871	1,634	1,152	1,212	4,443	3,997
Semi-soft coking coal production ('000 tonnes)	162	42	112	168	127	526	406
Total Coal & Allied Industries

Total coal production ('000 tonnes)	6,915	7,544	7,074	6,728	6,147	24,796	19,948

Total sales ('000 tonnes) (c)	6,851	7,486	7,174	6,633	6,802	24,062	20,609

(a)	Rio Tinto increased its stake in Coal & Allied from 72.7% to 75.7% on 17 September 2002.
(b)	The sale of Coal & Allied's share of Narama and Ravensworth was completed on 14 March 2002. Coal & Allied sold its interest in the Moura coal mine with effect from 24 May 2002.
(c)	Sales relate only to coal mined by the operations and exclude traded coal.

Production in the third quarter of 2003 was 9% lower than in the second quarter of 2003 due primarily to lower production from Bengalla. At Bengalla, production was affected as mining had progressed through to less productive areas of the mining sequence. Operational changes were implemented in the third quarter of 2003 to reduce saleable production capacity to align with market demand. Port and rail congestion remains an issue.

Kaltim Prima Coal

Total production and shipments from the Kaltim Prima Coal mine (Rio Tinto 50% (a) ) in Indonesia, including the share of production attributed to the Indonesian Government (see footnote (d) on page 7).

(100% basis)
Thermal coal:
Production ('000 tonnes)	5,080	4,527	4,177	4,675	3,422	13,213	12,274
Shipments ('000 tonnes)	4,871	4,911	4,522	3,937	4,042	12,276	12,501

(a)   Rio Tinto completed the sale of its 50% interest in PT Kaltim Prima Coal on 10 October 2003.

RIO TINTO QUARTERLY PRODUCTION	Page 9

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OPERATIONAL DATA

	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	2002	2002	2003	2003	2003	2002	2003

COAL (continued)

Kennecott Energy and Coal Company

Total production from the mines operated by Kennecott Energy and Coal Company in the US: Antelope (Rio Tinto 100%) in Wyoming; Colowyo in Colorado, where Kennecott Energy has a partnership interest and full management responsibility - (see footnote (e) on page 7); Cordero Rojo (Rio Tinto 100%) in Wyoming; Decker (Rio Tinto 50%) in Montana; Jacobs Ranch (Rio Tinto 100%) in Wyoming and Spring Creek (Rio Tinto 100%) in Montana.

(100% basis)
Antelope mine
Thermal coal production ('000 tonnes)	6,452	6,457	6,233	6,648	7,130	17,862	20,011
Colowyo mine
Thermal coal production ('000 tonnes)	1,229	1,174	1,110	1,194	1,093	3,715	3,396
Cordero Rojo mine
Thermal coal production ('000 tonnes)	7,474	9,160	8,187	8,535	7,448	25,564	24,170
Decker mine
Thermal coal production ('000 tonnes)	2,391	2,395	1,357	1,460	2,135	6,626	4,952
Jacobs Ranch mine
Thermal coal production ('000 tonnes)	7,315	8,007	7,402	7,544	8,767	20,777	23,712
Spring Creek mine
Thermal coal production ('000 tonnes)	1,719	2,067	1,814	2,293	1,887	6,026	5,995
Total Kennecott Energy

Total coal production ('000 tonnes)	26,580	29,260	26,103	27,674	28,459	80,570	82,236

Production in the first nine months of 2003 was 2% higher than in the first nine months of 2002 due in part to higher market demand for Antelope and Jacobs Ranch coal. These increases have been partially offset by reduced production at Cordero Rojo as resources were diverted to ensuring highwall and stock pile stability.

Pacific Coal

Total production and sales from the mines operated by Pacific Coal in Queensland, Australia: Blair Athol Coal (Rio Tinto 71.2%), Hail Creek Coal (Rio Tinto 92%), Kestrel Coal (Rio Tinto 80%) and Tarong Coal (Rio Tinto 100%).

(100% basis)
Blair Athol Coal mine
Thermal coal:
Production ('000 tonnes)	3,379	2,849	3,140	2,607	3,649	8,960	9,396
Sales ('000 tonnes)	3,413	2,913	3,237	2,689	3,179	9,391	9,105
Hail Creek Coal mine
Coking coal:
Production ('000 tonnes)	—	—	—	—	221	—	221
Sales ('000 tonnes)	—	—	—	—	114	—	114
Kestrel Coal mine
Thermal coal:
Production ('000 tonnes)	342	617	356	400	328	1,068	1,084
Sales ('000 tonnes)	101	135	404	163	145	370	712
Coking coal:
Production ('000 tonnes)	479	670	458	574	415	1,736	1,446
Sales ('000 tonnes)	330	394	122	274	331	1,084	727
Semi-hard coking coal: (a)
Sales ('000 tonnes)	567	380	449	475	353	1,248	1,277
Tarong Coal mine
Thermal coal:
Production ('000 tonnes)	1,254	1,695	1,451	1,738	1,635	3,990	4,825
Sales ('000 tonnes)	1,404	1,503	1,635	1,614	1,623	3,919	4,871
Total Pacific Coal

Total coal production ('000 tonnes)	5,453	5,831	5,405	5,319	6,248	15,753	16,972

(a)   Semi-hard coking coal is a mixture of thermal coal and coking coal. The product mix is customer dependent.

Hail Creek moved from construction to operation with the first production and sale of coal during the quarter. Kestrel production in the first nine months of 2003 was lower than production in the equivalent period of 2002, due to a longwall changeover in the third quarter of 2003. Full production has since resumed. Tarong sales were higher following the commissioning of the Tarong North Power Station in the first quarter of 2003.

RIO TINTO QUARTERLY PRODUCTION	Page 10

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OPERATIONAL DATA

	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	2002	2002	2003	2003	2003	2002	2003

COPPER & GOLD

Alumbrera

Total production and sales at the Bajo de la Alumbrera mine (Rio Tinto 0% (a) ) in Argentina.

(100% basis)
Ore treated ('000 tonnes)	8,033	8,704	7,053	—	—	22,854	7,053
Average ore grades:
Copper (%)	0.62	0.69	0.54	—	—	0.70	0.54
Gold (g/t)	0.78	0.85	0.69	—	—	0.96	0.69

Concentrates produced ('000 tonnes)	168.0	204.7	130.9	—	—	538.8	130.9

Copper in concentrates:
Production ('000 tonnes)	45.9	55.6	34.9	—	—	148.1	34.9
Sales ('000 tonnes)	41.1	53.0	37.0	—	—	141.0	37.0

Production of gold in concentrates ('000 ounces)	148	176	108	—	—	518	108
Production of gold in doré ('000 ounces)	13	17	16	—	—	43	16
Total gold sales ('000 ounces)	148	187	132	—	—	542	132

(a)   Rio Tinto completed the sale of its 25% holding in Minera Alumbrera on 17 March 2003.

Escondida

Total production at the Escondida mine (Rio Tinto 30%) in Chile.

(100% basis)
Sulphide ore treated ('000 tonnes)	10,141	14,631	16,744	16,416	18,888	31,905	52,048
Average copper grade (%)	1.45	1.59	1.49	1.62	1.33	1.58	1.47
Mill production (metals in concentrates):
Contained copper ('000 tonnes)	125.6	191.8	210.8	230.9	208.2	430.8	649.9
Contained gold ('000 ounces)	23	35	37	43	52	91	132
Contained silver ('000 ounces)	606	864	1,050	1,200	1,251	2,117	3,501

Oxide ore treated ('000 tonnes)	3,316	3,164	3,408	3,188	3,569	9,610	10,165
Average copper grade (%)	1.03	1.18	1.10	1.11	1.02	0.99	1.07
Contained copper in leachate/mined material ('000 tonnes)	34	37	37	35	37	95	109

Refined production:
Oxide plant production ('000 tonnes)	31.1	33.3	36	37	37.3	105.4	109.6

Escondida mill production for the first nine months of 2003 reflected the start of the new Laguna Seca concentrator in the fourth quarter of 2002. Lower ore grades during the nine months of 2003 compared with 2002 were in line with the previously announced plan to constrain copper production at Escondida.

RIO TINTO QUARTERLY PRODUCTION	Page 11

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OPERATIONAL DATA

	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	2002	2002	2003	2003	2003	2002	2003

COPPER & GOLD (continued)

Freeport-McMoRan Copper & Gold

Total production and sales at Grasberg (Rio Tinto 12.7% (a) ) in Papua, Indonesia, and Atlantic Copper (Rio Tinto 14.0%) in Spain.

(100% basis)
Grasberg mine
Ore treated ('000 tonnes)	20,220	21,996	21,438	20,141	19,453	64,005	61,032
Average mill head grades:
Copper (%)	1.31	1.23	1.15	1.24	1.08	1.11	1.16
Gold (g/t)	1.85	1.44	1.26	1.95	1.79	1.17	1.66
Silver (g/t)	4.01	4.05	3.88	4.18	3.90	3.45	3.98
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)	239.8	241.6	216.5	223.1	189.3	622.8	628.9
Gold in concentrates ('000 ounces)	1,086	913	760	1,126	1,007	2,117	2,893
Silver in concentrates ('000 ounces)	1,822	1,928	1,692	1,944	1,857	4,474	5,493

Sales of payable metals in concentrates: (b)
Copper in concentrates ('000 tonnes)	242.6	234.6	210.7	212.1	184.7	598.5	607.5
Gold in concentrates ('000 ounces)	1,096	902	742	1,080	980	2,032	2,803
Silver in concentrates ('000 ounces)	1,476	1,487	1,315	1,485	1,431	3,429	4,231

(a)	See note (g) on page 7 for details of Rio Tinto's 12.7% interest in Grasberg and 40% interest in the expansion.
(b)	Net of smelter deductions.

In the third quarter of 2003, copper and gold production and sales decreased compared with the second quarter of 2003 and the third quarter of 2002 due to a decrease in ore treated and lower average mill head grades. Preliminary assessments of the impact of a material slippage that occurred on 9 October 2003 indicate the potential deferral into future periods of a portion of the metal previously forecast to be produced in the fourth quarter of 2003.

Atlantic Copper smelter
Concentrates and scrap smelted ('000 tonnes)	258.2	257.7	242.1	244.6	253.0	759.0	739.7
Copper anodes produced ('000 tonnes) (c)	74.6	77.2	72.4	74.3	78.6	220.8	225.3
Copper cathodes produced ('000 tonnes)	61.5	63.5	61.2	62.5	61.4	186.9	185.1
Copper cathode sales ('000 tonnes) (d)	62.2	65.0	62.9	63.6	57.7	187.5	184.2

(c)	New metal excluding recycled material.
(d)	Refers to copper cathode and wire rod sales.

Kelian Equatorial Mining

Total production and sales at the Kelian gold mine (Rio Tinto 90%) in East Kalimantan, Indonesia.

(100% basis)
Ore treated ('000 tonnes)	1,787	1,953	1,844	1,833	1,995	5,360	5,673
Average ore grades:
Gold (g/t)	3.83	2.66	3.71	2.53	1.76	3.05	2.64
Silver (g/t)	5.92	4.55	5.83	5.11	4.39	5.31	5.09
Production:
Gold ('000 ounces)	176	121	184	124	79	417	387
Silver ('000 ounces)	96	75	112	96	66	273	274
Sales:
Gold ('000 ounces)	154	154	150	147	93	388	390
Silver ('000 ounces)	129	115	154	—	145	385	299

Ore treated during the third quarter of 2003 was higher than in the previous quarter due to tailings disposal direct to the closed pit which is nearer to the process plant and so allows higher throughput. Low grade stockpiled ore was processed following exhaustion of higher grade ex-pit ore. Accumulated silver stocks were sold during the quarter.

RIO TINTO QUARTERLY PRODUCTION	Page 12

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OPERATIONAL DATA

	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	2002	2002	2003	2003	2003	2002	2003

COPPER & GOLD (continued)

Kennecott Minerals Company

Total production at the mines of Kennecott Minerals Company in the US; Cortez/Pipeline (Rio Tinto 40%) in Nevada; Greens Creek (Rio Tinto 70%) in Alaska and Rawhide (Rio Tinto 51%) in Nevada.

(100% basis)
Cortez/Pipeline mine
Ore treated
Milled ('000 tonnes)	873	868	919	791	865	2,535	2,575
Leached ('000 tonnes)	1,770	2,924	2,538	3,261	5,507	7,913	11,306
Sold for roasting ('000 tonnes)	13	82	140	151	111	211	402
Average ore grade: gold
Milled (g/t)	7.17	6.14	8.92	5.83	5.55	7.87	6.84
Leached (g/t)	0.98	1.00	1.09	1.06	0.85	1.04	0.96
Sold for roasting (g/t)	7.96	8.66	7.83	6.63	5.87	8.59	6.84
Gold produced ('000 ounces)	252	256	317	254	249	826	821

Mill, roast and leach throughput increased in the first nine months of 2003. Total gold production in the first nine months of 2003 was slightly lower than in the same period of 2002 due to lower grade.

Greens Creek mine
Ore treated ('000 tonnes)	168	170	171	176	185	495	532
Average ore grades:
Gold (g/t)	6.93	6.81	6.31	6.97	6.20	7.01	6.49
Silver (g/t)	701	595	604	655	764	703	677
Zinc (%)	11.8	12.4	12.9	13.4	11.1	12.5	12.5
Lead (%)	4.4	4.4	4.6	4.7	4.3	4.8	4.5
Metals produced in concentrates:
Gold ('000 ounces)	25	25	23	27	25	78	75
Silver ('000 ounces)	2,782	2,454	2,491	2,801	3,518	8,458	8,810
Zinc ('000 tonnes)	15.8	16.9	17.3	19.0	16.6	49.6	52.9
Lead ('000 tonnes)	5.0	5.4	5.3	5.7	5.6	16.9	16.7

Mill throughput increased during 2003 as part of a five year plan to increase mill capacity. Silver grade continued to improve in the third quarter of 2003 compared with the first half of the year, as a result of mine sequencing and mining higher silver grade ore zones.

Rawhide mine
Ore treated ('000 tonnes)	1,330	1,335	1,230	384	0	4,050	1,614
Average ore grades:
Gold (g/t)	1.01	0.69	0.51	0.51	0.00	1.05	0.51
Silver (g/t)	14.4	13.3	9.4	9.1	0.0	14.5	9.4
Metals produced in doré:
Gold ('000 ounces)	18	19	14	17	17	63	49
Silver ('000 ounces)	149	134	127	158	131	554	416

Mining operations were completed in October 2002. Processing of stockpiled ores was completed in May 2003. Gold production will continue from the leach pads while site reclamation activities are underway.

RIO TINTO QUARTERLY PRODUCTION	Page 13

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OPERATIONAL DATA

	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	2002	2002	2003	2003	2003	2002	2003

COPPER & GOLD (continued)
Kennecott Utah Copper

Total production at Barneys Canyon, Bingham Canyon, and the Kennecott smelter and refinery (all Rio Tinto 100%) in Utah, US.
Barneys Canyon mine
Ore treated ('000 tonnes)	—	—	—	—	—	102	—
Average ore grade: gold (g/t)	—	—	—	—	—	1.17	—
Gold produced in doré and concentrates ('000 ounces)	16	10	9	10	10	65	29

Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

Bingham Canyon mine
Ore treated ('000 tonnes)	10,256	10,625	10,929	11,284	11,904	30,095	34,117
Average ore grade:
Copper (%)	0.67	0.71	0.68	0.67	0.72	0.69	0.69
Gold (g/t)	0.43	0.36	0.28	0.25	0.31	0.47	0.28
Silver (g/t)	3.22	3.02	2.99	2.67	2.88	3.55	2.84
Molybdenum (%)	0.037	0.026	0.022	0.020	0.028	0.036	0.024
Copper concentrates produced ('000 tonnes)	243	279	282	287	298	713	867
Average concentrate grade (% Cu)	26.5	24.6	22.9	23.6	25.9	26.8	24.2
Production of metals in copper concentrates:
Copper ('000 tonnes) (a)	64.4	69.0	64.8	67.8	77.6	191.2	210.2
Gold ('000 ounces)	103	89	67	67	79	323	213
Silver ('000 ounces)	866	841	762	808	873	2,822	2,443
Molybdenum concentrates produced ('000 tonnes):	3.1	2.6	2.2	2.3	2.1	8.6	6.6
Molybdenum in concentrates ('000 tonnes)	1.7	1.4	1.2	1.1	1.2	4.7	3.5
Kennecott smelter & refinery
Copper concentrates smelted ('000 tonnes)	259	300	231	261	282	796	774
Copper anodes produced ('000 tonnes) (b)	63.4	79.0	53.7	53.2	69.9	214.7	176.8
Production of refined metal:
Copper ('000 tonnes)	68.1	74.6	67.4	38.5	64.8	219.1	170.7
Gold ('000 ounces) (c)	123	105	96	65	66	383	227
Silver ('000 ounces) (c)	1,178	965	975	644	691	3,072	2,310

(a)	Includes a small amount of copper in precipitates.
(b)	New metal excluding recycled material.
(c)	Includes gold and silver in intermediate products.

By-product grades improved slightly in the third quarter of 2003 but are still significantly lower than last year. As previously announced, lower by-product grades are expected to continue until 2005. Copper grade increased due to mining sequence in the third quarter of 2003.

Anode production in both the first and second quarters of 2003 was affected by the failure of the final absorption tower of the acid plant in March 2003, which interrupted smelter production for three weeks.

Lihir Gold

Total production at the Lihir mine (Rio Tinto 16.3%) in Papua New Guinea.

(100% basis)
Ore treated ('000 tonnes)	891	1,063	933	924	987	2,765	2,844
Average ore grade: gold (g/t)	5.25	5.44	4.92	4.65	4.88	5.47	4.82
Gold produced ('000 ounces) (a)	138	168	131	128	132	439	391

(a)   Gold production represents quantity of gold poured.

Increased throughput and improved grades was partly offset by lower recoveries and an increase in inventory in the third quarter of 2003.

RIO TINTO QUARTERLY PRODUCTION	Page 14

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OPERATIONAL DATA

	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	2002	2002	2003	2003	2003	2002	2003

COPPER & GOLD (continued)

Northparkes Joint Venture

Total production and sales at the Northparkes mine (Rio Tinto 80%) in New South Wales, Australia.

(100% basis)
Ore treated ('000 tonnes)	1,237	1,331	1,306	1,315	1,284	4,033	3,905
Average ore grades:
Copper (%)	0.81	0.69	0.67	0.62	0.70	0.91	0.66
Gold (g/t)	0.41	0.31	0.31	0.32	0.45	0.36	0.36

Copper concentrates produced ('000 tonnes)	23.0	20.1	20.1	18.7	18.3	83.1	57.2

Contained copper in concentrates:
Saleable production ('000 tonnes)	8.4	7.6	7.1	6.8	6.7	30.7	20.6
Sales ('000 tonnes) (a)	5.9	4.7	8.0	3.8	4.5	25.2	16.3

Contained gold in concentrates:
Saleable production ('000 ounces)	11.0	8.4	9.5	9.0	11.4	32.4	29.9
Sales ('000 ounces) (a)	6.6	6.0	13.4	6.0	6.4	24.7	25.8

(a)   Rio Tinto's 80% share of material from the Joint Venture.

Copper production continued to reflect lower realised head grade as transition ore is sourced from lower grade open cut material. This trend will continue until Lift 2 commences production in 2004 and reaches full potential in 2005.

Palabora

Total production at Palabora (Rio Tinto 49.2%) in South Africa.

(100% basis)
Palabora mine
Ore treated ('000 tonnes)	2,722	2,648	2,453	2,726	3,398	7,285	8,577
Average ore grade: copper (%)	0.54	0.56	0.59	0.60	0.53	0.65	0.57
Copper concentrates produced ('000 tonnes)	40.5	35.7	35.3	38.2	43.5	132.3	117.0
Average concentrate grade: copper (%)	29.9	31.9	31.5	32.7	32.9	30.9	32.4
Copper in concentrates ('000 tonnes)	12.1	11.4	11.1	12.5	14.3	40.9	37.9
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)	68.7	59.7	57.5	73.7	64.0	198.8	195.2
New copper anodes produced ('000 tonnes) (a)	22.5	18.9	15.8	20.1	19.4	63.4	55.3
Refined new copper produced ('000 tonnes)	23.0	20.4	15.9	19.2	17.4	61.2	52.5
By-products:
Magnetite concentrate ('000 tonnes)	31	40	44	51	53	132	148
Refined nickel sulphate (tonnes)	67	85	61	27	26	228	114
Vermiculite plant
Vermiculite produced ('000 tonnes)	62.5	59.8	51.2	53.9	32.5	163.6	137.6

(a)   Contained copper in anodes; anode production includes a small amount produced from purchased material.

Production from the underground mine improved by 22% to an average rate of 18,355 tonnes of ore per day during the third quarter compared to an average of 15 000 tonnes of ore per day in the preceding quarter. During this period record production rates of 30,038 tonnes in one day and 20,900 tonnes of ore per day on average in one week were achieved.

The tonnage of ore treated rose during the third quarter of 2003 in line with increased underground and pit ore production. New copper in concentrate production was in line with ore supply and recoveries increased following the introduction of a finer grind. Total concentrate smelted comprised run-of-mine production, smelter secondaries and imported concentrate. Smelter throughput was reduced in the third quarter as a consequence of the annual acid plant and statutory waste heat boiler shutdown.

Vermiculite production was stable and the reconfigured plant continues to meet market demand. Production during the third quarter of 2003 was reduced in order to lower supply chain inventory levels.

RIO TINTO QUARTERLY PRODUCTION	Page 15

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OPERATIONAL DATA

	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	2002	2002	2003	2003	2003	2002	2003

COPPER & GOLD (continued)

Peak Gold Mine

Total production and sales from the Peak Gold Mine (Rio Tinto 0% (a) ) in New South Wales, Australia.

Ore treated ('000 tonnes)	159	144	144	—	—	466	144
Average ore grades:				—
Gold (g/t)	6.33	5.13	5.23	—	—	5.64	5.23
Silver (g/t)	2.79	3.09	3.16	—	—	3.03	3.16
Copper (%)	0.21	0.21	0.13	—	—	0.31	0.13
Lead (%)	0.22	0.15	0.11	—	—	0.24	0.11
Zinc (%)	0.35	0.13	0.00	—	—	0.32	0.00
Bullion produced ('000 ounces)	32	23	23	—	—	82	23
Containing:				—
Gold ('000 ounces)	29	20	20	—	—	72	20
Silver ('000 ounces)	5	3	3	—	—	9	3
Gold recovered in concentrates ('000 ounces)	1	0	—	—	—	5	—

Total gold production ('000 ounces)	30	20	20	—	—	77	20

Bullion sales (fine gold) ('000 ounces)	26	22	20	—	—	71	20
Copper in concentrate ('000 tonnes):				—
Production	0.0	0.0	—	—	—	0.4	—
Sales	0.8	0.2	—	—	—	0.8	—

(a)   Rio Tinto completed the sale of its wholly owned Peak Gold Mine on 17 March 2003.

Rio Tinto Brasil Limitada

Total production at Morro do Ouro (Rio Tinto 51%) in Minas Gerais, Brazil.

(100% basis)
Morro do Ouro mine
Ore treated ('000 tonnes)	4,406	4,544	4,530	4,586	4,655	13,820	13,771
Average ore grade: gold (g/t)	0.55	0.48	0.44	0.46	0.45	0.51	0.45
Refined gold produced ('000 ounces)	59	52	49	53	48	173	150

Production in the first nine months of 2003 was below the equivalent period of 2002 due to lower grade and harder ores being mined.

Rio Tinto Zimbabwe

Total production at Rio Tinto Zimbabwe's gold operations (Rio Tinto 56%) in Zimbabwe.

(100% basis)
Patchway mine (a) (b)
Ore treated ('000 tonnes)	24	15	19	19	—	68	38
Average ore grade: gold (g/t)	2.53	2.01	2.17	2.10	—	3.46	2.13
Total gold produced ('000 ounces)	2	1	1	1	—	7	2
Renco mine
Ore treated ('000 tonnes)	63	65	49	60	64	189	173
Average ore grade: gold (g/t)	3.95	3.46	3.80	3.56	3.70	4.55	3.68
Total gold produced ('000 ounces)	7	7	5	6	6	24	17
Total Rio Tinto Zimbabwe

Total gold produced ('000 ounces)	9	8	6	7	6	31	19

(a)	Includes low grade material.
(b)	Rio Tinto Zimbabwe completed the sale of the Patchway mine in July 2003.

RIO TINTO QUARTERLY PRODUCTION	Page 16

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OPERATIONAL DATA

	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	2002	2002	2003	2003	2003	2002	2003

COPPER & GOLD (continued)

Somincor

Total production at Neves Corvo (Rio Tinto 49%) in Portugal.

(100% basis)
Neves Corvo mine
Total ore treated ('000 tonnes) (a)	406	423	425	474	354	1,333	1,253
of which, treated to extract tin ('000 tonnes)	—	2	—	—	4	14	12
Average ore grades:
Copper (%)	4.87	5.23	6.00	5.07	5.13	5.00	5.40
Tin (%)	—	2.87	—	—	2.26	3.38	1.91
Copper production:
Copper concentrates produced ('000 tonnes)	72.3	81.7	93.8	85.5	66.2	237.7	245.6
Copper concentrate grade: copper (%)	23.9	23.7	23.9	23.5	23.2	24.3	23.6
Copper in concentrates produced ('000 tonnes)	17.3	19.4	22.4	20.1	15.4	57.8	57.9
Tin production:
Tin concentrates produced ('000 tonnes)	—	0.0	—	0.1	0.1	0.5	0.1
Tin concentrate grade: tin (%)	—	72.9	—	57.5	60.7	61.8	58.7
Tin in concentrates produced ('000 tonnes)	—	0.0	—	0.0	0.0	0.3	0.1

(a)   Total ore treated for both copper and tin production.

The reduction in total ore treated in the third quarter of 2003 was due primarily to two incidents in the hoisting shaft, in July and September, which caused a shutdown of hoisting and of the processing plants.

DIAMONDS

Argyle Diamonds

Total production from mining operations at Argyle Diamonds (Rio Tinto 100% (a) ) in Western Australia.

(100% basis)
Ore processed ('000 tonnes):
AK1 ore	2,558	2,525	2,509	2,305	2,601	7,578	7,415
Alluvial ore	851	348	—	—	—	2,514	—

Total ore processed	3,409	2,873	2,509	2,305	2,601	10,092	7,415

Diamonds produced ('000 carats):
AK1	8,599	9,482	6,909	6,004	9,690	22,718	22,603
Alluvial	414	455	—	—	—	865	—

Total produced	9,013	9,936	6,909	6,004	9,690	23,583	22,603

(a)   Rio Tinto's interest in the Argyle Diamond mine increased from 99.8% to 100% on 29 April 2002, following the purchase of the outstanding units in the Western Australian Diamond Trust.

Ore processed in the third quarter of 2003 from the AK1 pit was in line with production levels in previous quarters apart from the second quarter of 2003, which reflected the effect of an extended maintenance shutdown. Carats produced reflected a return to processing higher grade ore from the central portion of the pit, in accordance with mining schedules. Production from the alluvial mining areas ceased in the fourth quarter of 2002.

Diavik Diamonds

Total production from mining operations at Diavik Diamonds (Rio Tinto 60% ) in the Northwest Territories, Canada.

Ore processed ('000 tonnes)	—	—	202	304	368	—	874
Diamonds recovered ('000 carats)	—	—	411	854	1,466	—	2,731

The process plant ramp-up continued ahead of schedule with ore processed during the third quarter of 2003 representing approximately 74% of design capacity. Diamond head grade is increasing as mining moves into the ore body proper.

Merlin

Total production from the Merlin mine (Rio Tinto 100%) in the Northern Territory, Australia.

—
Ore processed ('000 tonnes)	184	217	204	33	—	570	237
Diamonds recovered ('000 carats)	33	28	—	44	18	90	62

Ore mining and processing ceased during the second quarter of 2003, while carats recovered reflected the recovery of diamonds from stockpiled process plant concentrates.

RIO TINTO QUARTERLY PRODUCTION	Page 17

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OPERATIONAL DATA

	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	2002	2002	2003	2003	2003	2002	2003

IRON ORE

Hamersley Iron

Total production and shipments for all the mines operated by Hamersley Iron (Rio Tinto 100%). These mines are Paraburdoo, Mount Tom Price, Marandoo, Yandicoogina, Brockman (all Rio Tinto 100%) and Channar (Rio Tinto 60%); all in Western Australia.

(100% basis)
Saleable iron ore produced ('000 tonnes):
Paraburdoo, Mount Tom Price,
Marandoo, Yandicoogina and Brockman	15,711	13,121	13,616	15,900	16,079	44,442	45,595
Channar	2,423	3,233	2,832	2,442	2,713	7,361	7,986

Total production	18,134	16,354	16,448	18,341	18,792	51,803	53,581

Total shipments ('000 tonnes)	19,284	19,029	17,762	17,948	18,636	49,446	54,346

Production and shipments lifted slightly during the third quarter of 2003 compared with the previous quarter, showing continuing benefit from a strong market. Production was also up compared with the third quarter of 2002, ahead of planned maintenance in the fourth quarter of 2003.

Iron Ore Company of Canada

Total production and shipments from the Carol Lake operations (Rio Tinto 58.7% (a) ) in Newfoundland & Labrador and Quebec in Canada.

(100% basis)
Carol Lake operations
Saleable production:
Concentrates ('000 tonnes)	532	494	272	712	958	2,689	1,942
Pellets ('000 tonnes)	1,778	2,816	2,820	2,908	2,823	6,759	8,551
Shipments:
Concentrate ('000 tonnes)	973	605	290	570	664	2,546	1,524
Pellets ('000 tonnes)	3,612	3,461	1,963	3,761	2,820	8,076	8,544

(a)   Rio Tinto increased its shareholding in IOC from 56.1% to 58.7% on 20 December 2002.

The seaborne market for both pellets and concentrates remains tight on the back of strong growth in Chinese iron ore imports. Pellet shipments for the first nine months of 2003 were higher than in the equivalent period of 2002, driven by stronger seaborne demand and higher production.

The new control system on the automatic train operation completed commissioning in the third quarter and ore delivery to the concentrator improved. As a result, saleable concentrate production improved over the second quarter of 2003 but remains lower for the first nine months of 2003 in comparison to the equivalent period of 2002. Part of this loss is attributable to an increase in pellet production, which has been consistently higher in 2003 than in 2002.

Rio Tinto Brasil

Total production at Corumbá (Rio Tinto 100%) in Mato Grosso do Sul, Brazil.

Corumbá mine
Total iron ore production ('000 tonnes) (a)	282	271	221	282	292	587	795

(a)   Production includes by-product fines.

Production increased in the first nine months of 2003 compared with the first nine months of 2002 in line with increased sales levels to Argentina and Europe.

Robe River Iron Associates

Total production and shipments from Robe River Iron Associates operations (Rio Tinto 53%) in Western Australia.

(100% basis)
Pannawonica mine
Saleable iron ore production ('000 tonnes)	8,186	8,639	8,055	8,361	7,583	22,667	23,999
Sales ('000 tonnes)	8,848	7,612	7,054	8,137	8,413	24,361	23,604
West Angelas mine
Saleable iron ore production ('000 tonnes)	1,898	1,847	2,917	2,678	2,996	2,707	8,592
Sales ('000 tonnes)	1,777	1,532	2,908	2,943	2,585	1,908	8,436

Production of Robe River ore from Pannawonica in the third quarter of 2003 was 7% lower than in the third quarter of 2002. Production was affected by unplanned maintenance at Cape Lambert, and a continuing issue of a lower throughput rate caused by processing of wet ore. Sales were 3% higher than in the previous quarter – reflecting seasonally strong demand and strong stock levels.

Production of West Angelas ore was higher than in previous quarters, with the continuing ramp-up to a 20 million tonnes per year rate by the second quarter of 2004. Demand for West Angelas ore remains strong, however sales were 12% lower than in the previous quarter due to depleted stock levels at the start of the quarter, and slippage of vessels to next quarter. Strong sales are expected in the fourth quarter of 2003 as production capacity increases.

RIO TINTO QUARTERLY PRODUCTION	Page 18

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OPERATIONAL DATA

	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	2002	2002	2003	2003	2003	2002	2003

NICKEL

Rio Tinto Brasil

Total nickel in matte production at the Fortaleza (Rio Tinto 100%) in Brazil.

Fortaleza mine
Production (tonnes)	510	2,410	2,619	523	1,284	3,863	4,426

Production in the third quarter of 2003 was affected by an unscheduled smelter stoppage after alterations to the mining methods.

Rio Tinto Zimbabwe

Toll refined metal production at the Empress Nickel (Rio Tinto 56%) in Zimbabwe.

(100% basis)
Empress Nickel refinery
Production (tonnes)	1,761	1,479	1,078	1,481	1,836	4,933	4,395

SALT
SALT
Dampier Salt

Total production of salt from Dampier, Lake MacLeod and Port Hedland (Rio Tinto 64.9%) in Western Australia.

(100% basis)
Salt production ('000 tonnes)	1,883	1,933	1,493	1,731	2,186	5,253	5,410

Salt production in the third quarter of 2003 reflected favourable weather conditions.

TALC

The Luzenac Group

Total talc production from Luzenac Group operations in Australia (Rio Tinto 100%), Europe (Rio Tinto 99.9%), and North America (Rio Tinto 100%).

(100% basis)
Talc production ('000 tonnes)	341	318	358	329	350	1,010	1,037

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium

Rio Tinto share of titanium dioxide feedstock production in Canada and South Africa.

(Rio Tinto share)
Titanium dioxide feedstock production ('000 tonnes)	309	319	290	319	265	955	873

Titanium dioxide feedstock production in the third quarter of 2003 was 14% below that of 2002. Owing to softer market demand, output in the first nine months of 2003 was curtailed by some 9% compared with the equivalent period of 2002.

RIO TINTO QUARTERLY PRODUCTION	Page 19

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OPERATIONAL DATA

	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	2002	2002	2003	2003	2003	2002	2003

URANIUM

Energy Resources of Australia Ltd
Total uranium production at Ranger (Rio Tinto 68.4%) in the Northern Territory, Australia.

(100% basis)
Ranger mine
Production (tonnes U3O8)	1,130	1,428	1,256	1,490	1,133	3,058	3,879

Production of U3O8 in the third quarter of 2003 was nearly 23% lower than in the second quarter of 2003, as a result of the annual mill maintenance shutdown, and on par with the third quarter of 2002

Rössing Uranium Ltd
Total uranium production at the Rössing Uranium mine (Rio Tinto 68.58%) in Namibia.

(100% basis)
Production (tonnes U3O8)	846	488	20	678	904	2,264	1,602

The Rössing plant did not operate during the first quarter of 2003, while a new coarse tailings conveyor was installed. During the first quarter, shipments and sales were made from stock as planned. The plant has moved to a higher production rate, since restarting in April, in order to rebuild inventory.

ZINC

Zinkgruvan Mining AB
Total production at the Zinkgruvan mine (Rio Tinto 100%) in Sweden.

Ore treated ('000 tonnes)	188	163	167	189	191	573	547
Average ore grades:
Zinc (%)	8.0	8.6	9.5	9.1	8.8	6.8	9.1
Lead (%)	5.3	4.2	4.3	4.4	4.8	3.7	4.5
Silver (g/t)	119	104	99	101	102	86	101
Production of zinc concentrate ('000 tonnes)	24.6	23.3	26.3	28.2	27.5	63.5	82.0
Production of lead concentrate ('000 tonnes)	13.1	8.5	9.1	11.0	11.3	27.5	31.4

Production of metal in concentrates:
Zinc ('000 tonnes)	13.6	12.9	14.7	15.6	15.1	35.1	45.4
Lead ('000 tonnes)	9.2	6.0	6.2	7.5	8.0	18.7	21.7
Silver ('000 ounces)	545	383	363	447	460	1,171	1,270

Zinc production in the first three quarters of 2003 was higher than in all quarters of 2002, reflecting the higher grades.

RIO TINTO QUARTERLY PRODUCTION	Page 20

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EXPLORATION

Expenditure

Total pre-tax exploration expenditure charged to the profit and loss account for the quarter ending 30 September 2003 was US$33 million compared with US$29 million for the comparable quarter of 2002. Total expenditure for the first nine months of 2003 was US$97 million compared with US$87 million in the first nine months of 2002.

Ongoing Programmes

Country	Commodity	Programme Summary

Peru	Copper	Exploration drilling continued at the Marcona copper project in Peru. Metallurgical and resource evaluation studies are continuing.
USA	Copper	Evaluation of the Resolution copper project continues.
Iran	Gold	Exploration drilling, metallurgical test work and resource evaluation continued at the Dashkasan gold project.
Turkey	Gold	Metallurgical and resource evaluation studies continued at the Cöpler gold project in Turkey.
Botswana	Diamonds	Further drilling was completed on targets in Botswana.
Canada	Diamonds	Exploration continued on kimberlite targets in Ontario and Nunavut.
India	Diamonds	Exploration drilling was carried out on granted reconnaissance permits in Andhra Pradesh.
Australia	Iron Ore	Drilling on targets in the Hamersley Basin continued.
Guinea	Iron Ore	Evaluation work continued at the Simandou project as a preliminary to initiation of an Order of Magnitude study.
RIO TINTO QUARTERLY PRODUCTION	Page 21

		Page

Gold (continued)

Lihir	Papua New Guinea	14
Morro do Ouro	Brazil	16
Northparkes	Australia	15
Peak	Australia	16
Rio Tinto Zimbabwe:		16
– Patchway	Zimbabwe	16
– Renco	Zimbabwe	16

Iron Ore

Corumbá	Brazil	18
Hamersley:	Australia	18
– Brockman	Australia	18
– Channar	Australia	18
– Marandoo	Australia	18
– Mt Tom Price	Australia	18
– Paraburdoo	Australia	18
– Yandicoogina	Australia	18
Iron Ore Company of Canada	Canada	18
Robe River	Australia	18

Lead/Zinc

Kennecott Minerals:	US	13
– Greens Creek	US	13
Zinkgruvan	Sweden	20

Molybdenum

Bingham Canyon	US	14

Nickel

Empress refinery	Zimbabwe	19
Fortaleza	Brazil	19

Salt

Dampier Salt	Australia	19

Silver

Bingham Canyon	US	14
Escondida	Chile	11
Grasberg	Indonesia	12
Greens Creek	US	13
Zinkgruvan	Sweden	20

Talc
Luzenac	Australia/Europe/
	US/Canada	19

Tin

Neves Corvo	Portugal	17

Titanium dioxide feedstock

QIT mine and smelter	Canada	19
Richards Bay Minerals mine and
smelter	South Africa	19

Uranium

Energy Resources of Australia	Australia	20
– Ranger	Australia	20
Rössing	Namibia	20

RIO TINTO QUARTERLY PRODUCTION	Page 22